Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	Fiscal Year Ended August
(in thousands, except ratios)	2012 (52 weeks)	2011 (52 weeks)	2010 (52 weeks)	2009 (52 weeks)	2008 (53 weeks)
Earnings:
Income before income taxes	$1,452,986	$1,324,246	$1,160,505	$1,033,746	$1,007,389
Fixed charges	250,056	240,329	223,608	204,017	173,311
Less: Capitalized interest	(1,245)	(1,059)	(1,093)	(1,301)	(1,313)

Adjusted earnings	$1,701,797	$1,563,516	$1,383,020	$1,236,462	$1,179,387

Fixed charges:
Gross interest expense	$170,481	$164,712	$156,135	$143,860	$120,006
Amortization of debt expense	8,066	8,962	6,495	3,644	1,837
Interest portion of rent expense	71,509	66,655	60,978	56,513	51,468

Fixed charges	$250,056	$240,329	$223,608	$204,017	$173,311

Ratio of earnings to fixed charges	6.8	6.5	6.2	6.1	6.8